SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Community Financial Holding Company, Inc.
(Name of Issuer)
Community Financial Holding Company, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $5.00 Per Share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Thomas J. Martin
2775 Buford Highway
Duluth, Georgia 30096
(770) 476-2775
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):
☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation* $1,844,354.61	Amount of Filing Fee** $368.87

*	For purposes of calculation of fee only, this amount is based on 121,419 shares (the number of shares of Common Stock of the Company to be converted into Class A Common Stock in the proposed Reclassification) multiplied by $15.19, the book value per share of Common Stock computed as of May 31, 2005.

**	Determined pursuant to Rule 0-11(b) by multiplying $1,844,354.61 by 1/50 of 1%. The filing fee was previously paid.
     Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☐

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

 i

INTRODUCTION
      This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2005 and Amendment No. 1 filed with the SEC on August 23, 2005, and is being filed by Community Financial Holding Company, Inc. (“Community Financial Holding Company”), a Georgia corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our articles of incorporation that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A common stock. If the transaction is completed, our shareholders of record who hold less than 1,000 shares of common stock will receive shares of Class A common stock on the basis of one share of Class A common stock for each share of common stock held by such shareholders. As a result, shareholders of record who hold 1,000 or more shares of common stock prior to the transaction will continue to hold the same shares of common stock with their name simply being changed to Class B common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.
      This Schedule 13-E is being filed with the SEC concurrently with a preliminary proxy statement filed by Community Financial Holding Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Amendment No. 3 to Schedule 14A filed with the Securities and Exchange Commission on October 28, 2005, as amended.
      The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
      All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Community Financial Holding Company, Inc.” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMUNITY FINANCIAL COMMON STOCK AND DIVIDEND INFORMATION — Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMUNITY FINANCIAL COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person.
Reg. M-A 1003(a) through (c)
(a)-(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET — Community Financial Holding Company, Inc.” is hereby incorporated herein by reference.
     During the last five years, Community Financial Holding Company has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of Community Financial Holding Company.
     Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 2775 Buford Highway, Duluth, Georgia 30096.

Current Principal Occupation or Employment
Name and Business Address	and Material Positions Held During the Past Five Years
Frank W. Bell, Jr.
2886 Buford Highway
Duluth, Georgia	Nurseryman and horticulturist, Woody's Nursery.

James B. Braden
1505 Lakes Parkway
Lawrenceville, Georgia 30043	Real estate developer, BHC Property Group.

Current Principal Occupation or Employment
Name and Business Address	and Material Positions Held During the Past Five Years
J. Terry Gordon
40 Technology Parkway South
Suite 250
Norcross, Georgia 30092	Certified public accountant, President, J. Terry Gordon and Associates, CPA.

Thomas J. Martin
2775 Buford Highway	Chairman of the Board and Chief Executive Officer of Community Financial
Duluth, Georgia 30096	(since April 2001) and Gwinnett Community Bank.

Miles H. Mason, III, M.D.
3500 McClure Bridge Road	Physician, Mason Primary Care, Chief of Staff, Gwinnett Hospital System,
Duluth, Georgia 30096	Inc., 1000 Medical Center Boulevard, Lawrenceville, Georgia 30045.

Don F. Phillips, Jr.
3246 Buford Highway
Duluth, Georgia 30096	Flooring products retailer, Owner, Atlanta Flooring Design Centers.

Daniel E. Reeves
2775 Buford Highway
Duluth, Georgia 30096	Former head coach for the Atlanta Falcons, a professional football team.

Franklin M. Rinker	Former hospital administrator.
2775 Buford Highway
Duluth, Georgia 30096

Ann K. Marshall	Executive Vice President, Chief Operating Officer and Chief Financial Officer of
2775 Buford Highway	Community Financial Holding Company (since April 2001).
Duluth, Georgia 30096

Executive Vice President, Chief Operating Officer and the Chief Financial
Officer of Gwinnett Community Bank.

Donald W. Tew	Senior Lending Officer of Gwinnett Community Bank (since December 2002).
2775 Buford Highway
Duluth, Georgia 30096	Vice President of SunTrust Bank, Duluth, Georgia 30096 (until December 2002).
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “Overview of the Reclassification Transaction,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Community Financial Holding Company; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Shareholders of Community Financial,” “SPECIAL FACTORS — Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK” — Class A Common Stock to be issued in the Reclassification

Transaction,” and “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Effects of the Reclassification Transaction on Shareholders of Community Financial” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Community Financial’s Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “DESCRIPTION OF CAPITAL STOCK” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(e)	The information set forth in the proxy statement under the captions “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Effects of the Reclassification Transaction on Community Financial; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS — Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Community Financial; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS — Effects of the Reclassification Transaction on Shareholders of Community Financial” is hereby incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects.
Reg. M-A 1013
(a)-(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Community Financial; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Shareholders of Community Financial,” and “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
(a)-(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Quorum; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Quorum; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Financing of the Reclassification Transaction” is hereby incorporated herein by reference

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Financing of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
(d)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Quorum; Vote Required for Approval,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS — Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
(a)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical and Pro Forma Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:
•	our Annual Report on Form 10-KSB for fiscal year ended December 31, 2004, including audited financial information;

•	our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, including the interim financial information; and

•	our Proxy Statement on Schedule 14A for our 2005 Annual Meeting.
(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical and Pro Forma Financial Data” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009
(a)-(b)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS — Persons Making the Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Material to be Filed as Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Preliminary Proxy Statement.*

(g)	Not applicable.

*	Incorporated by reference to the Company’s Amendment No. 3 to Schedule 14A, filed with the SEC on October 28, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

By:	/s/ Thomas J. Martin

Thomas J. Martin
Title: Chairman, President and Chief Executive Officer
Dated: October 28, 2005

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Preliminary Proxy Statement. *
(g)	Not applicable.

*	Incorporated by reference to the Company’s Amendment No. 3 to Schedule 14A, as amended, filed with the SEC on October 28, 2005.
END OF FILING